UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

    Exhibit     Description

    1. Notice dated March 29, 2004 of the 2004 Annual Shareholders Meeting of the Shareholders and related Proxy Statement

    2.          Letter to shareholders dated March 28th, 2004

    3.          Consolidated Financial Statement as of December 31, 2003

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ALVARION LTD.



Date: April 5, 2004                             By:     /s/ Dafna Gruber
                                                     ---------------------------
                                                Name:   Dafna Gruber
                                                Title:  Chief Financial Officer

                                  ALVARION LTD.

                                    NOTICE OF

                   2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS


To all Alvarion shareholders:

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company" or "Alvarion") will be held on April 28, 2004 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel. 972-3-6456262.

The agenda of the Meeting will be as follows:

(1) re-election of Messrs. Zvi Slonimsky and Amnon Yacoby, and election of Mr. David Kettler, to the Company's Board of Directors;

(2) re-election of Ms. Robin Hacke as an external director to the Company's Board of Directors;

(3) approval of a change to the terms of the unvested portion of the stock options previously granted or to be granted in the future to the Company's directors upon a change of control;

(4)  approval of option grant to Mr. Anthony Maher;

(5)  approval of option grant to Mr. David Kettler;

(6)  approval of directors' compensation;

(7) approval of Mr. Zvi Slonimsky's 2004 compensation, bonus plan and additional bonus amount and an additional option grant;

(8) approval of amendment to the Company's indemnification agreement with each of its officers and directors;

(9)  approval of purchase of directors' and officers' insurance policy;

(10) approval of an increase in the number of stock options available for future grant under the Company's Global 2002 Share Option Plan;

(11) reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company's Audit Committee to set their remuneration; and

(12) review of the Company's audited consolidated financial statements for the year ended December 31, 2003.

Shareholders of record at the close of business on March 29, 2004 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed postage-paid envelope provided. Shareholders may revoke their proxies at any time before the exercise thereof by filing with the Company a notice of revocation or a duly executed proxy bearing a later date, or by voting their shares in person at the Meeting.

Joint holders of shares should take note that, pursuant to Article 34.4 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy or by deed of vote, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names of such holders stand in the Company's Shareholder Register.

                                By Order of the Board of Directors,

                                /s/ Anthony Maher
                                Anthony Maher, Chairman
Dated: March 29, 2004

                                  ALVARION LTD.
                               21A Habarzel Street
                             Tel Aviv 69710, Israel

                              --------------------
                                 PROXY STATEMENT
                              --------------------

     This Proxy Statement is furnished to the holders of ordinary shares, NIS
0.01 nominal value (the "Ordinary Shares"), of Alvarion Ltd. ("Alvarion" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2004 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2004 Annual Meeting of Shareholders. The Meeting will be held on April 28, 2004 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel: 972-3-6456262.

The agenda of the Meeting will be as follows:

(1) re-election of Messrs. Zvi Slonimsky and Amnon Yacoby, and election of Mr. David Kettler to the Company's Board of Directors;

(2) re-election of Ms. Robin Hacke as an external director to the Company's Board of Directors;

(3) approval of a change to the terms of the unvested portion of the stock options previously granted or to be granted in the future to the Company's directors upon a change of control;

(4)  approval of option grant to Mr. Anthony Maher;

(5)  approval of option grant to Mr. David Kettler;

(6)  approval of directors' compensation;

(7) approval of Mr. Zvi Slonimsky's 2004 compensation, bonus plan and additional bonus amount and an additional option grant;

(8) approval of amendment to the Company's indemnification agreement with each of its officers and directors;

(9)  approval of purchase of directors' and officers' insurance policy;

(10) approval of an increase in the number of stock options available for future grant under the Company's Global 2002 Share Option Plan;

(11) reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company's Audit Committee to set their remuneration; and

(12) review of the Company's audited consolidated financial statements for the year ended December 31, 2003.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

     A form of proxy for use at the Meeting and a pre-addressed postage-paid return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed by the holder thereof and received by the Company not less than two (2) hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted in determining whether a quorum is present.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 29, 2004 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 5, 2004 and will be solicited primarily by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     The Company had outstanding as of March 17, 2004, 56,253,510 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders present in person or by proxy, or who have delivered to the Company a deed of vote indicating their manner of voting, and who hold or represent in the aggregate at least 33 1/3 % of the voting power of the Company, will constitute a quorum at the Meeting.

                     BENEFICIAL OWNERSHIP OF ORDINARY SHARES

     The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of March 17, 2004, by each person or entity known by the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of the shareholders listed below are not different from the voting rights of the Company's other shareholders.

                                                        Ordinary Shares
                                                       Beneficially Owned
                                                -------------------------------
Name                                             Amount              Percent(1)
----                                            ---------            ----------
Fidelity Investments (2)                        4,690,600               8.3%
Star Group Entities (3)                         4,234,118               7.5%
Siemens Aktiengesellschaft                      3,500,000               6.2%
Kern Capital Management, LLC (4)                3,266,800               5.8%

--------------------------
(1) Based on 56,253,510 Ordinary Shares outstanding as of March 17, 2004. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this proxy statement are treated as outstanding only for the purpose of determining the percentage owned by such person or group, but not treated as outstanding for the purpose of determining the percentage owned by any other person or group.

(2) Aggregate holdings of certain institutional accounts and/or open-end investment companies managed by FMR Corp and Fidelity International Limited. FMR Corp and Fidelity International Limited are the parent companies of various investment advisors that manage institutional accounts and/or open-end investment companies.

(3)  Consists of 686,081 Ordinary Shares held by STAR Management of Investment
     (1993) Limited Partnership ("Israel Star Partnership"); 1,016,888 Ordinary Shares held by SVE STAR Ventures Enterprises No. III, a German Civil Law Partnership (with limitation of liability) ("SVE III"); 83,756 Ordinary Shares held by SVE STAR Ventures Enterprises No. IIIA, a German Civil Law Partnership (with limitation of liability) ("SVE IIIA"); 447,314 Ordinary Shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG ("SVE IV"); 602,631 Ordinary Shares held by SVE Star Ventures Enterprises No. V, a German Civil Law Partnership (with limitation of liability) ("SVE V"); 66,422 Ordinary Shares held by SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2 ("SVE VI"); 748,361 Ordinary Shares held by SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) ("SVE VII"); and 415,560 Ordinary Shares held by SVM STAR Ventures Management GmbH Nr. 3 ("Star Germany" and together with Israel Star Partnership, SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE VII, the "Star Group"). Star Germany manages the investments of SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE
     VII. SVM Star Venture Capital Management Ltd. ("Star Israel") manages the investments of Israel Star Partnership. Dr. Meir Barel, one of the Company's directors, is the sole director and primary owner of Star Germany and Star Israel. Dr. Barel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE III, SVE IIIA, SVE IV, SVE V, SVE VI, SVE VII and Israel Star Partnership. Star Germany has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by SVE III, SVE IIIA, SVE IV, SVE V, SVE VI and SVE VII. Star Israel has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares beneficially owned by Israel Star Partnership. Dr. Barel disclaims beneficial ownership of all of the shares held by the Star Group. Also includes options to purchase 167,105 Ordinary Shares held by Dr. Barel which are exercisable within 60 days of March 17, 2004.

(4) Messrs. Robert E. Kern Jr. and David G. Kern are the principal and controlling members of Kern Capital Management, LLC, and accordingly, have shared power to vote or direct the vote, and to dispose or direct the disposition of, ordinary shares owned by Kern Capital Management, LLC.

                          ITEM 1- ELECTION OF DIRECTORS

     At the Meeting, shareholders will be asked to: (i) re-elect Messrs. Zvi Slonimsky and Amnon Yacoby to the Company's Board of Directors; and (ii) elect Mr. David Kettler to the Company's Board of Directors, each for a term expiring at the third annual general meeting of the shareholders of the Company following the Meeting.

             A brief biography of each nominee is set forth below:

     Zvi Slonimsky has been the Company's Chief Executive Officer since June 2000 and, prior thereto, was the Company's President and Chief Operating Officer since May 1999. Following the Company's merger with Floware Wireless Systems Ltd. ("Floware") in August 2001, Mr. Slonimsky became a member of the Company's Board of Directors and served as the Company's co-Chief Executive Officer. Since the beginning of 2002 he has been the Company's sole Chief Executive Officer. Prior to joining the Company, Mr. Slonimsky was President and Chief Executive Officer of MTS Ltd., a company supplying add-on software to PBXs, since its inception in December 1995 when it was spun off from C. Mer Industries. Mr. Slonimsky joined C. Mer in November 1992 as Vice President of its products division. Before joining C. Mer, he was the General Manager of Sorek Technology Center from September 1991 to November 1992. In the years 1989 through 1991, Mr. Slonimsky was the General Manager of DSPG Ltd., the Israeli-based subsidiary of DSPG, Inc. Prior thereto, he held various management positions in Tadiran, an Israeli communication equipment manufacturer. Mr. Slonimsky holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion-Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

     Amnon Yacoby has been a member of the Company's Board of Directors since its merger with Floware in August 2001. Prior to the merger, Mr. Yacoby founded Floware and served as its Chief Executive Officer and as a member of its Board of Directors. Following the Company's merger with Floware and until the end of 2001, Mr. Yacoby served as the Company's co-Chief Executive Officer. In 1987, Mr. Yacoby founded RAD Network Devices Ltd., a developer of data networking devices, and served as its president and Chief Executive Officer until 1995. From 1972 to 1986, he served in the Israel Defense Forces' Electronic Research Department in various positions, most recently as head of such department. He twice received the Israel Security Award. Mr. Yacoby holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion-Israel Institute of Technology.

     David Kettler consults for H.I.G. Capital in Atlanta through DAK Solutions LLC. Previously, Mr. Kettler served as the BellSouth Vice President in charge of the Science & Technology organization and Chief Architect for the BellSouth Network until his retirement at the end of 2000. Prior to BellSouth, Mr. Kettler spent over 15 years at AT&T Bell Laboratories and in Strategic Planning at AT&T Corporate Headquarters. He earned his BEE, MSEE, and Ph.D.EE from the University of Virginia and is a member of the ECE Industrial Advisory Board. He has actively contributed to Computer Science & Telecommunications Board Committee Reports on the Internet and Broadband. Mr. Kettler also serves on the Georgia Tech College of Computing Advisory Board and numerous research and economic development steering committees. He has proactively engaged university/industry activities, led numerous consortia projects and facilitated the technology transfer from research laboratories toward commercialization. Mr. Kettler is an IEEE Fellow.

Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

     It is proposed that at the Meeting, the following resolution be adopted:

     "RESOLVED, that Messrs. Zvi Slonimsky and Amnon Yacoby be re-elected, and Mr. David Kettler be elected, to the Board of Directors of the Company, effective immediately, each for a term expiring at the third annual general meeting of shareholders of the Company following the Meeting."

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

           ITEM 2- RE-ELECTION OF ROBIN HACKE AS AN EXTERNAL DIRECTOR

     The Israeli Companies Law, 5759-1999 (the "Companies Law") requires that the Board of Directors of an Israeli public company have at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliation with the Company or its controlling persons, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if such individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from the expiration or termination of an external director's term of office, a company may not appoint a former external director as a director or employee of such company or receive professional services from such former external director for compensation.

     External directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for one additional three year term. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's Board of Directors must include at least one external director.

     The Company's Board of Directors currently includes three external directors of which two are ending their respective terms. One of the two, Ms. Robin Hacke, is eligible to be re-elected for a second term of three years.

     At the Meeting the shareholders will be asked to re-elect Ms. Robin Hacke as an external director to the Company's Board of Directors for a second term to expire at the third annual general meeting of shareholders of the Company following the Meeting.

     A brief biography of the nominee is set forth below:

     Ms. Robin Hacke has been a member of Floware's Board of Directors since Floware's initial public offering in August 2000 and has been an external director on the Company's Board of Directors since its merger with Floware. From January to July 2003, Ms. Hacke served as Managing Director of Triport Advisors Ltd., a company founded by Ms. Hacke that provides advisory services to investment companies. Since August 2003, Ms. Hacke has been based in the United States, where as Managing Director of Pentaport Venture Advisors Inc., she continues to advise investment companies, including Portview Communications Partners. From 1990 until 2002, Ms. Hacke served as the Chief Executive Officer of HK Catalyst Strategy and Finance Ltd., a company that she founded that provides advisory services to investment companies and high tech enterprises. From 1986 to 1990, Ms. Hacke held various management positions at Aitech Ltd., an Israeli start-up company. Prior to that, she was an investment banker at Shearson Lehman Brothers in New York. Ms. Hacke is a member or observer on the Board of Directors of several privately held companies and a lecturer at the Technion-Israel Institute of Technology, in the field of entrepreneurship and venture capital. Ms. Hacke holds an A.B. magna cum laude degree from Harvard-Radcliffe College and an M.B.A. degree from Harvard Business School.


Vote Required

     The election of external directors requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, including at least one third of the Ordinary Shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

     It is proposed that at the Meeting, the following resolution be adopted:

     "RESOLVED, that Ms. Robin Hacke be elected as an external director to the Company's Board of Directors for a second term to expire at the third annual general meeting of shareholders of the Company following the Meeting."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

        ITEM 3 - APPROVAL OF CHANGE TO TERMS OF UNVESTED PORTION OF STOCK OPTIONS PREVIOUSLY GRANTED OR TO BE GRANTED IN THE FUTURE TO THE
                 COMPANY'S DIRECTORS UPON A "CHANGE OF CONTROL"

     Pursuant to the Companies Law, the payment of compensation to directors including the grant of any stock option, and any change in the terms thereto, requires the approval of the Company's Audit Committee, followed by the Board of Directors, and then the shareholders.

     The Company's Audit Committee has resolved that any unvested stock options previously granted or to be granted in the future to any member of its Board of Directors under the Company's Global 2002 Stock Option Plan (the "Plan") become vested upon a "Change of Control" of the Company. For this purpose, "Change of Control" is defined as each of (i) a Transaction (which is defined in the Plan as a merger or acquisition of the Company with or by one or more other entities, following which the shareholders of the Company hold less than 50% of the surviving entity), or (ii) a situation whereby a shareholder (including a group of shareholders acting together), other than a person who is a Principal Shareholder (i.e., a person that the Company knows holds 5% or more of the Company's outstanding Ordinary Shares) on the date of the Meeting, shall have acquired such number of shares that entitle such shareholder or shareholder to 20% or more of the voting rights in the annual general meeting of shareholders, and, within a 12 month period following such acquisition, 50% or more of the members of the Board of Directors (excluding external directors) shall have ceased to be directors.

     The Company's Audit Committee approved this resolution on March 8, 2004 and the Company's Board of Directors approved this resolution on March 9, 2004. As set forth above, the adoption of the above resolutions of the Company's Audit Committee and Board of Directors with respect to vesting of directors' options is subject to the approval of the Company's shareholders, which shall be sought at the Meeting.

Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

         It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that any unvested stock options previously granted or to be granted in the future to any member of the Company's Board of Directors under the Company's Global 2002 Stock Option Plan (the "Plan") become vested upon a "Change of Control" of the Company, which for this purpose will be defined as each of (i) a Transaction (as such term is defined in the Plan), and (ii) a situation whereby a shareholder (including, for this purpose, a group of shareholders acting together), other than a Principal Shareholder as of the date of the Meeting, shall have acquired such number of shares that entitle it to 20% or more of the voting rights in the annual general meeting of shareholders, and within a 12 month period following such acquisition 50% or more of the members of the Board of Directors (excluding external directors) shall have ceased to be directors."

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

             ITEM 4 - APPROVAL OF OPTION GRANT TO MR. ANTHONY MAHER

     Following Mr. Anthony Maher's appointment as Chairman of the Company's Board of Directors, the Company's Audit Committee and Board of Directors resolved, subject to shareholders' approval, to grant Mr. Anthony Maher an additional option to purchase 150,000 Ordinary Shares of the Company.

     The Audit Committee and the Board of Directors recommended that the additional option be granted under the Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting. The additional option shall vest as follows: thirty-three percent (33%) shall vest on the first anniversary of the date of grant; and the remaining amount shall vest in eight (8) quarterly installments over a twenty-four (24) month period, commencing on the ninetieth day following the first anniversary of the date of grant.

     In the event Mr. Maher ceases to serve as Chairman of the Company's Board of Directors for any reason other than the occurrence of a "Change of Control" as such term is defined in Item 3 above, the unvested portion of the additional option shall be automatically cancelled.

     Pursuant to the Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the Company's Audit Committee, followed by the Board of Directors, and then by the shareholders. The Company's Audit Committee has approved the grant of the additional option on February 1, 2004 and the Company's Board of Directors has approved the grant of the additional option on February 4, 2004. Accordingly, the adoption of the above resolutions of the Company's Audit Committee and Board of Directors with respect to Mr. Maher is subject to approval of the Company's shareholders, which shall be sought at the Meeting.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, to approve the grant of options under the Plan to Mr. Maher to purchase 150,000 Ordinary Shares of the Company having an exercise price per share equal to the closing price as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting. The options shall vest as follows: thirty-three percent (33%) shall vest on the first anniversary of the date of grant; and the remaining amount shall vest in eight
(8) quarterly installments over a twenty-four (24) month period, commencing on the ninetieth day following the first anniversary of the date of grant."

     "RESOLVED FURTHER, to adopt the recommendation of the Company's Audit Committee and the Board of Directors pursuant to which, in the event Mr. Maher ceases to serve as Chairman of the Company's Board of Directors for any reason other than the occurrence of a "Change of Control", as such term is defined in
Item 3 above, the unvested portion of the options shall be automatically cancelled.

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.

              ITEM 5 -APPROVAL OF OPTION GRANT TO MR. DAVID KETTLER

     The Company's Audit Committee and Board of Directors resolved, subject to the Company's shareholders' approval, that Mr. David Kettler, if elected by the shareholders, will be granted options to purchase 40,000 Ordinary Shares of the Company. These options shall be granted under the Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting. These options shall vest as follows: 10,000 shall become vested on the date of grant; 7,500 shall vest on the first anniversary of the date of grant; and the remaining 22,500 shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following the first anniversary of the date of grant.

     Pursuant to the Companies Law, the payment of compensation, including any grant of any stock option, to directors requires the approval of the Company's Audit Committee, followed by the Board of Directors, and then by the shareholders. The Company's Audit Committee has approved the grant of the options on March 8, 2004 and the Company's Board of Directors has approved the grant of the options on March 9, 2004. Accordingly, the adoption of the above resolutions of the Company's Audit Committee and Board of Directors with respect to Mr. Kettler is subject to approval of the Company's shareholders, which shall be sought at the Meeting.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

         It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to approve the resolutions of the Company's Audit Committee and Board of Directors pursuant to which (i) options to purchase 40,000 Ordinary Shares of the Company having an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting shall be granted to Mr. Kettler under the Plan, and (ii) that the options shall vest as follows: 10,000 shall vest on the date of grant; 7,500 shall vest on the first anniversary of the date of grant; and the remaining 22,500 shall vest in twelve quarterly installments over a thirty six month period, commencing on the ninetieth day following the first anniversary of the date of grant."


     The Board of Directors recommends a vote FOR approval of the proposed resolution.

                   ITEM 6 -APPROVAL OF DIRECTORS' COMPENSATION

     The Companies Regulations (Rules Relating to Compensation and Expenses to External Directors), 5760 -2000 (the "Companies Regulations") governs the remuneration payable to external directors and prescribes a fee schedule for payment of annual compensation and compensation payable for participation in meetings of the board or committees thereof, which may be substituted, under certain conditions which the Company has met, by remuneration that is relative to the remuneration payable to "other board members", as defined in the Companies Regulations. Currently, the Company's non-employee directors are entitled to the minimum amounts set forth under the Companies Regulations.

     The Company's Audit Committee and Board of Directors resolved that the fees payable to the Company's non-employee directors be adjusted such that each of the its non-employee directors (excluding the Company's Chairman) shall receive, in lieu of the current remuneration, a flat fee equal to US$25,000 per year, which fee shall cover the participation of such director in all meetings of the Board of Directors and committees of the Board of Directors during the year. The Company's Audit Committee and Board of Directors further recommend that the remuneration payable to the Company's Chairman of the Board of Directors be set at US$100,000 per year, which fee shall cover the participation of the Chairman in all meetings of the Board of Directors and committees of the Board of Directors during the year.

     Pursuant to the Companies Law, the payment of compensation to directors requires the approval of the Company's Audit Committee, followed by the Board of Directors, and then by the shareholders. The Company's Audit Committee has approved the proposed directors' fees on March 8, 2004 and the Company's Board of Directors has approved the proposed directors' fees on March 9, 2004. Accordingly, the adoption of the above resolutions of the Company's Audit Committee and Board of Directors with respect to the compensation of directors is subject to approval of the Company's shareholders, which shall be sought at the Meeting.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that the fees payable to the non-employee directors of the Company be adjusted such that each non-employee director (excluding the Chairman) shall receive, in lieu of the current compensation, a flat fee equal to US$25,000 per year, which fee shall cover the participation of such director in all meetings of the Board of Directors and committees of the Board of Directors during the year."

     "RESOLVED FURTHER, that the compensation payable to the Chairman of the Board of Directors of the Company be set at an amount equal to US$100,000 per year, which fee shall cover the participation of the Chairman in all meetings of the Board of Directors and committees of the Board of Directors during the year."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.

             ITEM 7 - APPROVAL OF MR. SLONIMSKY'S 2004 COMPENSATION,
      BONUS PLAN AND ADDITIONAL BONUS AMOUNT AND AN ADDITIONAL OPTION GRANT

      A. At the Meeting, the shareholders will be asked to approve to Mr. Zvi Slonimsky, the Company's Chief Executive Officer, (i) annual compensation in an amount equal to the NIS equivalent of US$245,000, and (ii) the grant of an annual bonus of up to US$75,000, which shall be contingent upon the Company reaching the 2004 sales objectives set forth in Appendix A to this Proxy Statement, which is incorporated herein by reference.

     The shareholders will be also asked to approve the grant to Mr. Slonimsky of a special one-time bonus in an amount equal to US$33,333 (the "Additional Bonus"), in recognition of Mr. Slonimsky's achievements and the Company's financial results for calendar year 2003.

     Under the Companies Law, the annual compensation and the bonuses require the approval of the Company's Audit Committee, followed by the Board of Directors, and then by the shareholders. The Company's Audit Committee approved the annual compensation and the bonus for 2004 on March 8, 2004 and the Board of Directors approved the annual compensation and the bonus for 2004 on March 9, 2004. The Additional Bonus was approved by the Company's Audit Committee on February 1, 2004 and by the Board of Directors on February 4, 2004. Accordingly, at the Meeting, shareholders will be asked to approve the annual compensation, the bonus and the Additional Bonus.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, (i) that the annual compensation payable to Mr. Zvi Slonimsky be set at the NIS equivalent of US$245,000, and (ii) that an annual bonus of up to US$75,000 be paid to Mr. Slonimsky, contingent upon the Company reaching the sales objectives set forth in Appendix A to the Proxy Statement."

     "RESOLVED FURTHER, that the payment of a special one-time bonus of US$33,000 to Mr. Slonimsky in recognition of his achievements and the Company's financial results for calendar year 2003, be approved, adopted and ratified in all respects."

     B. At the Meeting, the shareholders will also be asked to approve the grant to Mr. Slonimsky of an additional option to purchase 350,000 Ordinary Shares of the Company. The Audit Committee and the Board of Directors recommended that the additional option be granted under the Plan, at an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting. The additional option shall vest in quarterly installments over a forty eight (48) month period, commencing on the ninetieth day following the date of grant.

     Under the Companies Law, the grant of the additional option requires the approval of the Company's Audit Committee, followed by the Board of Directors, and then by the shareholders. The Company's Audit Committee approved the grant of the additional option on March 8, 2004 and the Board of Directors approved the grant of the additional option on March 9, 2004.

     Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.


     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, to approve the resolutions of the Company's Audit Committee and Board of Directors pursuant to which (i) options to purchase 350,000 Ordinary Shares of the Company having an exercise price per share equal to the closing price of the Company's Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the Meeting shall be granted to Mr. Slonimsky under the Plan, and (ii) that the options shall vest in quarterly installments over a forty eight month period, commencing on the ninetieth day following the date of grant."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.

         ITEM 8 -APPROVAL OF AMENDMENT TO THE COMPANY'S INDEMNIFICATION AGREEMENT WITH EACH OF ITS OFFICERS AND DIRECTORS

     The Companies Law permits the Company to indemnify its directors and office holders for acts or omissions in their capacity as directors and office holders, respectively. Pursuant to the Companies Law, the adoption of an indemnification agreement between the Company and any directors of the Company (each, an "Indemnification Agreement") requires the approval of the Company's Audit Committee, followed by the Board of Directors, and then by the shareholders.

     The Company's Audit Committee and Board of Directors have recommended, subject to the Company's shareholders' approval, that the existing Indemnification Agreements that the Company has entered into with each of its directors and office holders be amended such that the maximum amount payable by the Company upon an Indemnifiable Event (as such term is defined in the Indemnification Agreements) be increased from the current amounts, which currently applies to each director and office holder individually, to an amount of US$50,000,000 for all directors and office holders in the aggregate.

     The Company's Audit Committee has approved the proposed amendment to the indemnification agreement with each of the directors and office holders on March 8, 2004 and the Company's Board of Directors has approved the proposed amendment to the indemnification agreement with each of the directors and office holders on March 9, 2004. As set forth above, the adoption of the above resolutions of the Company's Audit Committee and Board of Directors with respect to the amendment of the indemnification agreement with each of the directors is subject to approval of the Company's shareholders, which shall be sought at the Meeting.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the Indemnification Agreements be amended such that the Limit Amount (as such term is defined in the Indemnification Agreements) in the event of an Indemnifiable Event (as such term is defined in the Indemnification Agreements) be amended to US$50,000,000 for all directors and office holders in the aggregate."

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

   ITEM 9 - APPROVAL OF PURCHASE OF DIRECTORS' AND OFFICERS' INSURANCE POLICY


     The Companies Law permits the Company to purchase, maintain and renew insurance for the benefit of its directors and office holders for acts or omissions in their capacity as directors and office holders, respectively. The Companies Law also imposes certain restrictions on the insurance of directors and office holders. Pursuant to the Companies Law, the purchase of the directors and officers insurance policies requires the approval of the Company's Audit Committee, followed by the Board of Directors, and then by the shareholders.

     The Audit Committee and Board of Directors resolved, subject to the Company's shareholders' approval, to approve the purchase of directors and officers insurance policies for the Company's directors and office holders, provided that the policy to be purchased by the Company will comply with the restrictions imposed under the Companies Law.

     The Company's Audit Committee has approved the purchase of the directors and officer holders' insurance policies on March 8, 2004 and the Company's Board of Directors has approved the purchase of the directors and officer holders' insurance policies on March 9, 2004. Accordingly, the adoption of the above recommendations of the Company's Audit Committee and Board of Directors with respect to the purchase of the directors and officers insurance policies is subject to approval of the Company's shareholders, which shall be sought at the Meeting.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, to approve the procurement by the Company of insurance with respect to the liability of the directors and office holders of the Company that may serve from time to time, with a cost to the Company not to exceed US$1,000,000 per annum."

     "FURTHER RESOLVED, that, subject to the maximum cost as set forth above, no further action of the Company's shareholders will be required in connection with the procurement from time to time of such insurance coverage and the renewal and/or extension thereof."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.

     ITEM 10 - APPROVAL OF INCREASE IN THE NUMBER OF STOCK OPTIONS AVAILABLE UNDER THE COMPANY'S GLOBAL 2002 SHARE OPTION PLAN

     The Company's Audit Committee and Board of Directors resolved, subject to the Company's shareholders' approval, to approve an increase of 4,000,000 Ordinary Shares in the number of the Company's Ordinary Shares subject to the Plan. This pool is intended to be used for grant to employees and officers over the next two years.

The Company's Audit Committee has approved an increase in the number of the Company's Ordinary Shares on March 8, 2004 and the Company's Board of Directors has approved the Audit Committee recommendation on March 9, 2004.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the number of the Company's Ordinary Shares subject to the Company's Plan be increased by 4,000,000."

     The Board of Directors recommends a vote FOR approval of the proposed resolution.

        ITEM 11 - REAPPOINTMENT AND REMUNERATION OF INDEPENDENT AUDITORS

     At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the period ending at the Company's next Annual General Meeting of Shareholders. The shareholders will also be asked to authorize the Board of Directors to fix the remuneration of the auditors.A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions by the shareholders. In addition, at the Meeting, the shareholders will receive a report of the Company's Board of Directors with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2003.


Vote Required

     The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.

     It is proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company for the period ending upon the next annual general meeting of shareholders."

     "RESOLVED FURTHER, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors."

     The Board of Directors recommends a vote FOR approval of the proposed resolutions.

        ITEM 12 - REVIEW OF THE COMPANY'S AUDITED CONSOLIDATED FINANCIAL
                   STATEMENTS FOR YEAR ENDED DECEMBER 31, 2003

     At the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2003 and the Auditors' Report in respect thereto will be reviewed and the auditors will answer appropriate questions.

                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

                                        By Order of the Board of Directors,

                                        /s/ Anthony Maher
                                        Anthony Maher, Chairman
Dated:  March 29, 2004

                                                                         ANNEX A

                     Zvi Slonimsky 2004 Compensation Package
                     ---------------------------------------

           Mr. Slonimsky's annual bonus shall be restated, as follows:


                            The Bonus Plan for 2004:

--------------------------------------------------------------------------------------------------------------------
        Bonus                      Based on           Formula        Maximum Bonus               Notes
--------------------------------------------------------------------------------------------------------------------
                              Company sales:                            $40,000             M$170 - $20,000
      0-$40,000           World wide total sales                                            M$190 - $30,000
                               (shipments)                                                  M$200 - $40,000
--------------------------------------------------------------------------------------------------------------------
                                   Board                                                   Meeting key targets in
      0-$35,000                 Discretion:                             $35,000                 the Company
                              By the Chairman                                                organization, R&D,
                                                                                            budgets, financials,
                                                                                         market share and build out.
--------------------------------------------------------------------------------------------------------------------
                                                    Maximum bonus      $75,000

                                                                 [ALVARION LOGO]


                            LETTER TO SHAREHOLDERS
                         AND 2003 FINANCIAL STATEMENTS

To Our Shareholders:

2003 was an important transitional period for us. After two very difficult years, we grew our revenues, both organically and through a strategic acquisition, improved our margins and continued to reduce our loss, and managed to report a net profit in Q4 . For a detailed view of 2003 financial results, we encourage you to refer to the enclosed financial statements. Now, we are focused on leading the broadband wireless industry in its next phase of growth, transforming it from a niche to a mainstream market.

Return to Growth and Profitability

Our revenues grew 43% to $127 million in 2003, reflecting improving demand and the successful acquisition of InnoWave at the beginning of the second quarter. We achieved sequential growth in each quarter and improved gross margins from 39% in Q1 to 42% in Q4.

We also maintained tight control over our operating expenses and reduced our operating loss from $4.3 million in Q1 to only $792,000 in Q4. On a GAAP basis, we achieved breakeven EPS in Q4 and, excluding amortization, we reported a profit of $0.01 per fully diluted share. Our entire team worked very hard this past year to maintain our market leadership and position the company for the future, while also improving our bottom line and achieving profitability. This was an important interim milestone on the way to achieving our long term goals.

Growth in Demand for Broadband

Three years ago, only five million DSL lines had been installed. Now there are over 80 million DSL lines deployed around the world. Yet there are tens of millions of additional customers who want broadband connectivity but can't get it because in developed regions there are "white zones" DSL or other broadband solutions can't reach. In the U.S., for example, as overall demand for broadband increases, so does the demand in areas lacking coverage from DSL or cable, which is prompting the incumbent operators to consider broadband wireless technology.

Strong demand is coming from the developing regions of the world where the existing infrastructure is of poor quality or missing entirely. The authorities in areas such as Latin America, China, India, Africa and Eastern Europe are choosing to leapfrog the limitations of wireline technology and deploy wireless networks to support universal voice and broadband data services. Our largest project so far, which began in Q4, is a major infrastructure initiative in Latin America that calls for tens of thousands of lines to be rolled out over a few quarters. The acquisition completed in 2003 was very successful. and we are in a much stronger position with respect to serving the needs of the developing regions as a result of adding these products.

Regulatory Factors

During 2003, the Chinese Ministry of Information Industry , awarded licenses in 32 cities. We are pleased to report that each of the major Chinese operators, in turn, awarded business to Alvarion together with one of its local partners. In fact, we believe we have the highest market share of any vendor outside of China. We are pleased with our initial progress in China, which we believe positions us to take advantage of future opportunities in the region. Additional licenses will be awarded on a province level in 2004, and we expect China to become an important source of revenue over the next few years. We are also active in several additional developing areas such as Russia and Africa and we see future potential in several other deregulating low teledensity regions such as India.

In Western Europe, many governments and municipalities are now mandating 100% broadband availability, requiring the incumbent operators to fill their DSL coverage gaps. In most European countries, this represents a significant number of households. Broadband wireless solutions provide a fast and cost effective way to meet this requirement. Currently, we are working with telcos in the UK, France and Sweden on universal access projects which are mostly in a trial phase.

The Role of Standards

The ability of standards adoption to act as a catalyst for growth is evident in the growth patterns of the fax, cellular and wirless LAN markets. Our belief in the power of standards has caused us to be active in this area for several years. We have been one of the most active proponents of the 802.16 standard and we helped found the WiMAX Forum in 2003 to promote its adoption.

In one of the major developments of 2003, Intel Corporation made a very strong commitment to the standard, pledged to develop 802.16-compliant silicon, which is to be available to equipment vendors by the end of 2004. We are fortunate to have a close strategic relationship with Intel and we have been working in close cooperation with them. With the availability of mass produced chips, the cost of customer premise equipment is expected to decline dramatically.

Lower cost, coupled with better throughput and greater ease of installation resulting from next generation technology, plus interoperability to facilitate multi-vendor networks are some of the advantages that are expected to fuel growth in demand for WiMAX-compliant solutions.

Market Leadership

According to a well-respected market research firm, Pyramid Research, in a report published in November 2003, Alvarion is leading the wireless broadband market with 45% market share, while the second largest market participant has only a 10% share. In the same report, Pyramid estimates that our industry will grow 20-40% annually. The report indicates that, even in a conservative scenario, broadband wireless connections are expected to expand globally at a 27% compound average growth rate between now and 2008.

Although it is difficult to predict the exact rate, we expect our market to grow many multiples of the single-digit growth of the telecom industry as a whole, and we look forward to the future with great enthusiasm. I would like to recognize the contribution of our entire team in maintaining our leadership position and in relentlessly pursuing the drive toward profitability during this past year. Having achieved that goal, we are now setting our sight even higher and hope to increase both growth and profitability and establish the standard by which the entire industry will be judged in the future.

Finally, I would like to thank our shareholders for having faith in us during the difficult years and we look forward to enjoying success together in the years to come.


                                 Sincerely yours

                                 Zvi Slonimsky
                                 Chief Executive Officer
March 28, 2004

                       ALVARION LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                                 IN U.S. DOLLARS

                                      INDEX

                                                                         Page
                                                                      ----------

 Report of Independent Auditors                                          F-2

 Consolidated Balance Sheets                                          F-3 - F-4

 Consolidated Statements of Operations                                   F-5

 Statements of Changes in Shareholders' Equity                           F-6

 Consolidated Statements of Cash Flows                                F-7 - F-8

 Notes to Consolidated Financial Statements                           F-9 - F-38

                                  - - - - - - -

[ERNST & YOUNG LOGO]

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                                  ALVARION LTD.

       We have audited the accompanying consolidated balance sheets of Alvarion Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                                /s/ KOST FORER GABBAY & KASIERER
February 5, 2004                                A Member of Ernst & Young Global

                                              ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                              December 31,
                                                                                   -----------------------------------
                                                                                        2002                 2003
                                                                                   ----------------    ---------------

     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                        $       22,356      $      22,323
   Short-term bank deposits                                                                      -             30,036
   Marketable securities (Note 3)                                                           41,199             27,060
   Trade receivables (net of allowance for doubtful accounts of $918 and
    $712 as of December 31, 2002 and 2003, respectively) (Note 17)                          11,750             21,199
   Other accounts receivable and prepaid expenses (Note 4)                                   4,872              4,499
   Inventories (Note 5)                                                                     27,502             36,981
                                                                                   ----------------    ---------------

 Total current assets                                                                      107,679            142,098
                                                                                   ----------------    ---------------

 LONG-TERM INVESTMENTS:
   Long-term bank deposits                                                                  43,748             20,687
   Marketable securities (Note 3)                                                           55,360             53,510
   Long-term receivables                                                                         -                834
   Severance pay fund                                                                        3,732              5,493
                                                                                   ----------------    ---------------

 Total long-term investments                                                               102,840             80,524
                                                                                   ----------------    ---------------

 PROPERTY AND EQUIPMENT, NET (Note 6)                                                       11,116             11,939
                                                                                   ----------------    ---------------

 INTANGIBLE ASSETS, NET (Note 7)                                                            13,200             12,165
                                                                                   ----------------    ---------------

 GOODWILL                                                                                   37,240             38,231
                                                                                   ----------------    ---------------

 Total assets                                                                       $      272,075      $     284,957
                                                                                   ================    ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands except share data

                                                                                              December 31,
                                                                                   -----------------------------------
                                                                                        2002                2003
                                                                                   ----------------   ----------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term debt (Note 10)                                   $            -     $        1,749
   Trade payables                                                                           15,847             23,780
   Other accounts payable and accrued expenses (Note 8)                                     17,595             26,210
                                                                                   ----------------   ----------------

 Total current liabilities                                                                  33,442             51,739
                                                                                   ----------------   ----------------

 LONG-TERM LIABILITIES:
   Long-term debt (Note 10)                                                                      -              5,248
   Accrued severance pay                                                                     5,446              7,768
   Other long-term liabilities (Note 11)                                                     5,357                  -
                                                                                   ----------------   ----------------

 Total long-term liabilities                                                                10,803             13,016
                                                                                   ----------------   ----------------

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

 SHAREHOLDERS' EQUITY (Note 14):
  Share capital -
  Ordinary shares of NIS 0.01 par value:
   Authorized: 85,080,000 and 85,080,000 shares as of December 31,
    2002 and 2003, respectively; Issued: 55,011,202 shares and
    57,618,340 shares as of December 31, 2002 and 2003, respectively;
    Outstanding: 51,915,629 and 53,821,567 shares as of December 31,
    2002 and 2003, respectively                                                                142                148
  Additional paid-in capital                                                               370,978            376,161
  Treasury shares at cost 3,095,573 shares and 3,796,773 shares as of
   December 31, 2002 and 2003, respectively                                                 (6,543)            (7,876)
  Deferred stock compensation                                                                 (488)              (160)
  Accumulated deficit                                                                     (136,259)          (148,071)
                                                                                   ----------------   ----------------

 Total shareholders' equity                                                                227,830            220,202
                                                                                   ----------------   ----------------

 Total liabilities and shareholders' equity                                         $      272,075     $      284,957
                                                                                   ================   ================

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                   Year ended December 31,
                                                                     ---------------------------------------------------
                                                                          2001               2002              2003
                                                                     ---------------    --------------    --------------

 Sales (Notes 16 and 17)                                              $      98,968      $     88,849      $    127,208
 Cost of sales                                                               59,484            55,120            68,535
 Write-off of excess inventory and provision for inventory
   purchase commitments (Note 1e)                                            53,881               250             6,562
                                                                     ---------------    --------------    --------------

 Gross profit (loss)                                                        (14,397)           33,479            52,111
                                                                     ---------------    --------------    --------------

 Operating costs and expenses:
   Research and development, net (Note 18a)                                  21,096            24,077            23,505
   Selling and marketing                                                     30,258            26,570            32,904
   General and administrative                                                 6,226             6,018             6,323
   Merger and acquisition related expenses                                    2,841                 -             2,201
   Amortization of intangible assets                                          1,200             2,400             2,606
   Amortization of deferred stock compensation (Note 18b)                       726               580               511
   In-process research and development write-off                             26,300                 -                 -
   Restructuring (Note 9)                                                     5,437             1,102                 -
   One-time expense related to a settlement of an OCS
    program (Note 11)                                                         6,535                 -                 -
                                                                     ---------------    --------------    --------------

 Total operating expenses                                                   100,619            60,747            68,050
                                                                     ---------------    --------------    --------------

 Operating loss                                                            (115,016)          (27,268)          (15,939)
 Financial income, net (Note 18c)                                             8,540             6,587             4,127
 Other expenses (Note 18d)                                                   (3,535)                -                 -
                                                                     ---------------    --------------    --------------

 Net loss                                                             $    (110,011)     $    (20,681)     $    (11,812)
                                                                     ===============    ==============    ==============

 Basic and diluted net loss per share                                 $       (2.80)     $      (0.38)      $     (0.23)
                                                                     ===============    ==============    ==============

 Number of shares used in calculating basic and diluted
   net loss per share                                                    39,298,469        53,940,722        52,127,250
                                                                     ===============    ==============    ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


                                                                            Ordinary shares          Additional
                                                                      --------------------------       paid-in        Treasury
                                                                         Number         Amount         capital         shares
                                                                      ------------- -------------   -------------    ------------
Balance as of January 1, 2001 ......................................    28,130,320    $        78     $   217,984    $        --

   Net loss ........................................................            --             --              --             --
   Exercise of employee stock options ..............................     1,837,925              4           2,161             --
   Compensation in respect of shares granted to former directors ...            --             --               185           --
   Issuance of shares, options and warrants pursuant to the merger
     of Floware and exchange of options to employees ...............    24,681,023             59         150,594             --
   Cancellation of deferred stock compensation due to termination of
     employment ....................................................            --             --             (71)            --
   Amortization of deferred stock compensation .....................            --             --              --             --
                                                                      ------------- -------------   -------------    ------------

Balance at December 31, 2001 .......................................    54,649,268            141         370,853           --

   Net loss ........................................................            --             --              --             --
   Exercise of employee stock options ..............................       361,934              1             222           --
   Purchase of Treasury shares .....................................    (3,095,573)            --              --         (6,543)
   Cancellation of deferred stock compensation due to termination
    of employment ..................................................            --             --             (97)          --
   Amortization of deferred stock compensation .....................            --             --              --             --
                                                                      ------------- -------------   -------------    ------------

Balance at December 31, 2002 .......................................    51,915,629            142         370,978         (6,543)

   Net loss ........................................................            --             --              --             --
   Exercise of employee stock options ..............................     2,607,138              6           4,922             --
   Purchase of Treasury shares .....................................      (701,200)            --              --         (1,333)
   Deferred stock compensation related to options granted
    to a director ..................................................            --             --             183             --
   Amortization of deferred stock compensation related to options
      granted to a director ........................................            --             --              --             --
   Issuance of warrant pursuant to acquisition of InnoWave .........            --             --              78             --
   Amortization of deferred stock compensation .....................            --             --              --             --
                                                                      ------------- -------------   -------------    ------------

Balance at December 31, 2003 .......................................    53,821,567    $       148     $   376,161    $    (7,876)
                                                                      ============= =============   =============    ============


                                                                         Deferred                             Total
                                                                           stock         Accumulated      shareholders'
                                                                       compensation        deficit           equity
                                                                      --------------    -------------     -------------
Balance as of January 1, 2001 ......................................   $      --         $  (5,567)          $ 212,495

   Net loss ........................................................          --          (110,011)           (110,011)
   Exercise of employee stock options ..............................          --                --               2,165
   Compensation in respect of shares granted to former directors ...          --                --                 185
   Issuance of shares, options and warrants pursuant to the merger
     of Floware and exchange of options to employees ...............      (2,100)               --             148,553
   Cancellation of deferred stock compensation due to termination of
     employment ....................................................          71                --                  --
   Amortization of deferred stock compensation .....................         864                --                 864
                                                                      --------------    -------------     -------------

Balance at December 31, 2001 .......................................      (1,165)          (115,578)           254,251

   Net loss ........................................................          --            (20,681)           (20,681)
   Exercise of employee stock options ..............................          --                 --                223
   Purchase of Treasury shares .....................................          --                 --             (6,543)
   Cancellation of deferred stock compensation due to termination
    of employment ..................................................          97                 --                 --
   Amortization of deferred stock compensation .....................         580                 --                580
                                                                      --------------    -------------     -------------

Balance at December 31, 2002 .......................................        (488)          (136,259)           227,830

   Net loss ........................................................          --            (11,812)           (11,812)
   Exercise of employee stock options ..............................          --                 --              4,928
   Purchase of Treasury shares .....................................          --                 --             (1,333)
   Deferred stock compensation related to options granted
    to a director ..................................................        (183)                --                 --
   Amortization of deferred stock compensation related to options
      granted to a director ........................................          23                 --                 23
   Issuance of warrant pursuant to acquisition of InnoWave .........          --                 --                 78
   Amortization of deferred stock compensation .....................         488                 --                488
                                                                      --------------    -------------     -------------

Balance at December 31, 2003 .......................................   $    (160)         $(148,071)         $ 220,202
                                                                      ==============    =============     =============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                       Year ended December 31,
                                                                         ----------------------------------------------------
                                                                              2001               2002              2003
                                                                         ---------------    --------------    ---------------
Cash flows from operating activities:
Net loss ..........................................................          $(110,011)       $ (20,681)        $ (11,812)
Adjustments required to reconcile net loss to net cash provided by
  (used in) operating activities:
Depreciation ......................................................              3,302            3,575             4,128
Amortization of deferred stock compensation .......................                864              580               511
Compensation in respect of shares granted to former directors .....                185               --                --
Interest, amortization of premium and accretion of discounts on held-to-maturity marketable securities, bank deposits and other
  long-term liabilities ...........................................                394              261               148
Loss (gain) as a result of sale and impairment of held-to-maturity
  marketable securities ...........................................                407              (13)               --
Write-off of property and equipment ...............................              1,123               --                --
Expenses related to a settlement of an OCS program ................              6,535               --                --
In-process research and development write-off .....................             26,300               --                --
Amortization of other intangible assets ...........................              1,200            2,400             2,606
Write-off of investment ...........................................              3,500               --                --
Decrease (increase) in trade receivables ..........................             13,562            5,329            (5,683)
Discount accretion related to long-term receivables ...............                 --               --               325
Decrease in other accounts receivable and prepaid expenses ........              1,598            4,401               915
Decrease (increase) in inventories ................................             32,380            3,562              (934)
Increase (decrease) in trade payables .............................            (17,693)          (6,976)            6,524
Increase (decrease) in other accounts payable and accrued expenses              (1,592)          (1,962)            3,280
Accrued severance pay, net ........................................               (160)             (14)              561
Others ............................................................                 35               27                95
                                                                         ---------------    --------------    ---------------

Net cash provided by (used in) operating activities ...............            (38,071)          (9,511)              664
                                                                         ---------------    --------------    ---------------

Cash flows from investing activities:
Purchase of property and equipment ................................             (6,023)          (4,260)           (3,105)
Proceeds from sale of property and equipment ......................                145               34                --
Proceeds from maturity of bank deposits ...........................            147,881           74,568             8,025
Investment in bank deposits .......................................           (136,810)         (52,821)          (14,925)
Investment in held-to-maturity marketable securities ..............           (132,323)        (135,350)          (55,232)
Proceeds from maturity of held-to-maturity marketable securities ..            157,719          114,854            69,861
Proceeds from sale of held-to-maturity marketable securities ......              6,973            9,478             1,137
Proceeds from long-term receivables ...............................                 --               --               915
Cash and cash equivalents resulted (used) pursuant to the merger of
  Floware (a) and the acquisition of InnoWave (b) .................             23,566             (118)           (9,334)
                                                                         ---------------    --------------    ---------------

Net cash provided by (used in) investing activities ...............             61,128            6,385            (2,658)
                                                                         ---------------    --------------    ---------------

Cash flows from financing activities:
Proceeds from exercise of employee stock options ..................              2,165              223             4,928
Purchase of Treasury shares .......................................                 --           (6,543)           (1,333)
Proceeds from long-term debt ......................................                 --               --             6,900
Settlement of an OCS long-term liability ..........................                 --               --            (8,534)
                                                                         ---------------    --------------    ---------------

Net cash provided by (used in) financing activities ...............              2,165           (6,320)            1,961
                                                                         ---------------    --------------    ---------------

Increase (decrease) in cash and cash equivalents ..................             25,222           (9,446)              (33)
Cash and cash equivalents at the beginning of the year ............              6,580           31,802            22,356
                                                                         ---------------    --------------    ---------------

Cash and cash equivalents at the end of the year ..................          $  31,802        $  22,356         $  22,323
                                                                         ===============    ==============    ===============

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                        Year ended December 31,
                                                                          ---------------------------------------------------
                                                                               2001              2002               2003
                                                                          --------------    ---------------    --------------
Supplemental disclosure of cash flows activities:

Cash paid during the year for interest                                     $       358       $        41        $       334
                                                                           ===========       ===========        ===========

Non-cash transactions:

Purchase of property and equipment against trade payables                  $       882       $       481        $       128
                                                                           ===========       ===========        ===========

(a)  Cash and cash equivalents from the merger with Floware
          (see also Note 1c):

     Net fair value of the assets acquired and liabilities assumed at the merger date was as follows:

          Working capital, net (excluding cash and cash equivalents
             short-term bank deposits and marketable securities)           $     9,865
          Short-term bank deposits and marketable securities                    31,902
          Property and equipment                                                 3,507
          Accrued severance pay, net                                              (509)
          In-process research and development                                   26,300
          Current technology                                                    16,800
          Goodwill                                                              37,240
          Deferred stock compensation                                            2,100
                                                                           -----------
                                                                               127,205
          Issuance of Ordinary shares, options and warrants, net              (150,653)
          Accrued expenses related to the merger                                  (118)
                                                                           -----------
                                                                           $   (23,566)
                                                                           ===========

(b)  Cash and cash equivalents from the acquisition of InnoWave
          (see also Note 1d):

     Net fair value of the assets acquired and liabilities assumed at the acquisition date was as follows:

          Working capital, net                                                                                  $     3,137
          Long-term receivables                                                                                       1,512
          Property and equipment                                                                                      2,200
          Other intangible assets                                                                                     1,572
          Goodwill                                                                                                      991
                                                                                                                -----------
                                                                                                                      9,412
                                                                                                                       (78)
          Issuance of warrant                                                                                   -----------
                                                                                                                $     9,334
                                                                                                                ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL

          a. Alvarion Ltd. together with its worldwide subsidiaries ("the Company") is a provider of wireless broadband connectivity infrastructure. The Company's solutions are used by telecom carriers and service providers worldwide. The Company's products provide broadband data and voice services for subscribers in the "last mile" of connectivity for feeding cellular networks and for private network. The Company's product offerings provide a range of integrated broadband wireless solutions by market segment and frequency band, designed to address the various business models of carriers and service providers. The Company's products are usually used in a point-to-multipoint architecture and address a wide scope of end-user profiles, from residential and small office, home office markets, through small and medium enterprises and multi-tenant units/multi-dwelling units. The Company's products operate in licensed and license-free bands ranging from
               2.4 GHz to 28 GHz frequency bands.

               As for geographic markets and major customers, see Note 16.

               On August 1, 2001, following the merger with Floware Wireless Systems Ltd., the Company changed its name from BreezeCOM Ltd. to Alvarion Ltd.

          b. Alvarion Ltd. has 14 wholly-owned subsidiaries: in the United States, United Kingdom, France, Romania, Brazil, Hong-Kong, Germany, Japan, Mexico, Turkey, Poland, Israel, Netherlands and Uruguay.

          c.   Merger with Floware:

               Effective August 1, 2001, Floware Wireless Systems Ltd. ("Floware") was merged into the Company in a stock-for-stock transaction. The merger has been accounted for under Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS No. 141") using the purchase method of accounting.

               Floware, developed, manufactured and sold fixed broadband wireless access systems used mainly by telecommunications carriers that connect primarily business customers in the "last mile" of connectivity.

               The Company determined the fair value of the issued Ordinary shares using Emerging Issues Task Force No. 99-12 "Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination" ("EITF No. 99-12"). According to EITF No. 99-12 the fair value is determined based on the average market price of the Company's Ordinary shares a few days before and after the announcement date.

               The total purchase price of the merger was $ 155,377.

               The purchase price consisted of the issuance of 24,681,023 of the Company's Ordinary shares (at an estimated fair value of $130,316), options to purchase 5,230,469 of the Company's Ordinary shares (at an estimated fair value of $ 19,612), a warrant to purchase 416,174 of the Company's Ordinary shares (at an estimated fair value of $ 725) and merger-related expenses of approximately $ 4,724. The allocation of the purchase price based on the fair value of assets acquired and liabilities assumed was as follows:

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

          Net tangible assets                          $      72,937
          Intangible assets:
            Goodwill                                          37,240
            Current technology                                16,800
          Deferred stock-based compensation                    2,100
          In-process research and development                 26,300
                                                      ------------------

          Total                                        $     155,377
                                                      ==================

           The amounts allocated to current technology are amortized on a straight-line basis over seven years.

           The amount allocated to deferred stock-based compensation relates to the intrinsic value of the unvested Floware stock options assumed. The Floware stock options generally vested over a period of four years and accordingly, this deferred stock-based compensation is amortized over the remaining vesting period of the individual awards as of the merger date.

           The amount allocated to in-process research and development ("IPRD") was determined based on an appraisal performed by an independent third party and was expensed upon consummation of the merger in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"), because technological feasibility had not been established and no future alternative use existed for it.

           The operations of Floware are included in the consolidated statements from the effective date.

           The unaudited pro forma information below assumes that the merger had been consummated on January 1, 2001 and includes the effect of amortization of current technology and the deferred stock-based compensation from that date. The impact of non-recurring charges for purchased IPRD has been excluded, as it does not represent a continuing expense. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on that date. The pro forma information is as follows:

                                                                   Year ended
                                                                  December 31,
                                                                ----------------
                                                                      2001
                                                                ----------------
                                                                    Unaudited
                                                                ----------------
           Net revenues                                          $     137,099
                                                                ================

           Net loss                                              $    (130,848)
                                                                ================

           Basic and diluted net earnings loss per share         $      (2.43)
                                                                ================

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

          d.   Acquisition of InnoWave Wireless Systems:

               On April 1, 2003, the Company acquired certain assets and assumed certain liabilities of InnoWave Wireless Systems Ltd. ("InnoWave") for an aggregate purchase price of $ 9,428. The purchase price consists of a cash payment of $ 9,100, fair value of $ 78 related to a warrant issued to the selling company ("ECI") to purchase 200,000 Ordinary shares of the Company and $ 250 acquisition related costs.

               InnoWave was a provider of fixed wireless wideband voice and data point-to-multipoint solutions.

               The acquisition of InnoWave strengthens and enlarges the Company's diversified customer base and distributions channels and enables the Company to offer its customers with a comprehensive range of integrated wireless broadband access products and platforms.

               The acquisition has been accounted for using the purchase method of accounting as determined in SFAS No.141 and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

               Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:

                                                           At April 1, 2003
                                                       -----------------------

               Current assets                                    $ 13,411
               Property and equipment                               2,200
               Long-term receivables                                1,512

                Intangible assets:
                   Technology                                       1,072
                   Customer relations                                 500
                   Goodwill                                           991
                                                       -----------------------

                Total assets acquired                              19,686
                                                       -----------------------
                Liabilities assumed:
                   Current liabilities                            (10,258)
                                                       -----------------------

                Total liabilities assumed                         (10,258)
                                                       -----------------------

                Net assets acquired                               $ 9,428
                                                       ========================

               The amount of the excess cost attributable to current technology of two products - the MGW and eMGW is $ 1,072 and was determined using the Income Approach on the basis of the present value of cash flows attributable to the current technology over expected future life.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

               The value assigned to the customer relations amounted to $ 500. The Company's customer relations have been valued using the Income Approach. The valuation of the customer relations derives mostly from long standing relationships with customers with no contracts.

               The excess of the cost of $ 991 over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. An acquired workforce that does not meet the separability criteria has been included in the amount recognized as goodwill.

               The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over a weighted average amortization period of 6.8 years, ranging between three and a half to eight years (see also Note 2j and 2k).

               The operations of InnoWave are included in the consolidated statements since April 1, 2003.

               The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2002 and January 1, 2003 and includes the effect of amortization of intangible assets from that date. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

                                                                   Year ended December 31,
                                                             -----------------------------------
                                                                   2002               2003
                                                             -----------------  ----------------
                                                                          Unaudited
                                                             -----------------------------------
               Net revenues                                    $    134,633       $    130,675
                                                             =================  ================

               Net loss                                        $    (99,682)      $    (13,734)
                                                             =================  ================

               Basic and diluted net loss per share            $      (1.85)      $     (0.26)
                                                             =================  ================

          e.   Inventories write-off:

               The Company periodically assesses the valuation of its inventories with respect to dead and slow moving items, revenue forecasts and technological obsolescence. When inventories on hand exceed the foreseeable demand or become obsolete, the value of excess inventory, which at the time of the review was not expected to be sold, is written off.

               During 2001, 2002 and 2003, the Company recorded inventories write-offs in a total amount of $ 45,281 $ 250 and $ 5,255, respectively and an additional $ 8,600, $ 0 and $ 1,307, respectively related to the Company's commitments to purchase inventories no longer required.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 1:-  GENERAL (Cont.)

               The purchase commitment liability is related to on-order inventory that is in excess of the Company's future demand forecasts, amounted to approximately $ 3,400 and $ 4,390 as of December 31, 2002 and 2003, respectively.

               During 2003, approximately $ 6,133 of inventory previously written-off had been utilized.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars ("dollars"):

               A majority of the Company's revenues are generated in dollars. In addition, a substantial portion of the Company's costs are denominated and determined in dollars. The Company's management believes that the dollar is the primary currency in the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as appropriate.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of Alvarion Ltd. and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash, with maturities of three months or less at the date acquired.

          e.   Short-term and long-term bank deposits:

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposits. Bank deposits with maturities of one year or more are included in long-term bank deposits. As of December 31, 2002 and 2003, most of the bank deposits are in U.S. dollars and bear interest at a weighted average interest rate of 3.6% and 4.06% respectively. The deposits are presented at their cost, including accrued interest.

          f.   Marketable securities:

               The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

               Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

               In the years ended December 31, 2002 and 2003, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

               The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the statements of operations as financial income or expenses, as appropriate. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statements of operations.

          g.   Inventories:

               Inventories are stated at the lower of cost or market value. Cost is determined as follows:

               Raw materials and components - using the "weighted moving average cost" method.

               Work in process and finished products is based on the cost of raw material and components used and the cost of production as follows:

               Labor and overhead calculated on a periodic average basis, which approximates actual cost including direct and indirect manufacturing costs and related overhead.

               Inventory write offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts (see also Note
               1e).

          h.   Long-term trade receivables

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               Long-term receivables from InnoWave's acquisition carrying extended payment terms, were recorded at estimated present values determined based on appropriate interest rates and reported at their net amount in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements of operations.

          i.   Property and equipment, net:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                               %
                                                               ---------------------------------
               Office furniture and equipment                               7 - 15
               Computers and manufacturing equipment                        15 - 33
               Motor vehicles                                                 15
               Leasehold improvements                             Over the term of the lease

          j.   Impairment of long-lived assets:

               The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002 and 2003, no impairment losses have been identified.

          k.   Other intangible assets, net:

               Intangible assets acquired in a business combination should be amortized over their useful life using a method of amortization to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"):

               Current technology - (i) the acquired Floware current technology is being amortized over a period of seven years on the straight-line method and, (ii) the amount allocated to the InnoWave current technology is being amortized on a straight-line basis over 4.75 years and 7.75 years reflecting different product amortization schedules.

               Customer relations - The amount allocated to the customer relations is being amortized on a straight-line basis over 3.75 years reflecting the expected attrition in customer relationships.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          l.   Goodwill:

               The Company assesses the carrying value of goodwill in accordance with SFAS No. 142, under which goodwill acquired in a business combination for which the date is on or after July 1, 2001, should not be amortized, but tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to the Company's single reporting unit as defined under SFAS No. 142, was tested for impairment by comparing its fair value with its carrying value. Fair value is determined using income approach and market approach. Estimates used in the methodologies include future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

               During 2002 and 2003, the Company performed the required annual impairment tests of goodwill's fair value. Based on management projections, expected future discounted operating cash flows and market multiples, no indication of goodwill impairment was identified.

          m.   Income taxes:

               The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          n.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Statement No. 25, "Accounting for Stock Options Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

               The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

               Pro forma information regarding the Company's net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          The fair value of options granted in 2001, 2002 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                                  2001               2002              2003
                                                             --------------     --------------    --------------
           Dividend yield                                          0%                 0%                0%
           Expected volatility                                    84%                53%               94%
           Risk-free interest                                    2.5-5%              1.5%               3%
           Expected life of up to                               4 years            4 years           4 years

          Pro forma information under SFAS No. 123, is as follows:

                                                                          Year ended December 31,
                                                            ----------------------------------------------------
                                                                 2001                2002              2003
                                                            --------------      -------------    ---------------
          Net loss available to Ordinary shares - as         $   (110,011)      $    (20,681)
            reported                                                                              $     (11,812)
          Add - stock-based employee compensation -
            intrinsic value                                           864                580                511
          Deduct - stock-based employee compensation
            -fair value                                           (12,182)            (7,618)            (8,064)
                                                            --------------     --------------    ---------------
          Pro forma:
            Net loss                                         $   (121,329)      $    (27,719)     $     (19,365)
                                                            ==============     ==============    ===============
            Net loss per share:
              Basic and diluted net loss, as reported        $      (2.80)      $      (0.38)     $       (0.23)
                                                            ==============     ==============    ===============

          Pro forma basic and diluted net loss               $      (3.09)             (0.51)     $       (0.37)
                                                            ==============     ==============    ===============

          o.   Revenue recognition:

               The Company generates revenues from selling its products indirectly through distributors and OEMs and directly to end-users.

               Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collection is reasonably assured.

               The Company generally does not grant a right of return. However, the Company has granted to certain distributors limited rights of return on unsold products. Product revenues on shipments to these distributors are deferred until the distributors resell the Company's products to their customers.

               The Company generally does not grant a right of return to its OEMs and end users. In certain instances, when such a right has been granted, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               During 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The provisions of EITF 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, including, how to determine whether an arrangements involving multiple deliverables contains more than one unit of accounting.

               In cases under which the Company is obligated to perform post delivery installation services, the Company considers the sale of equipment and installation to be one unit of accounting in accordance with EITF 00-21 guidelines. As such, revenues generated from such arrangements are recognized upon completion of the installation.

               In transactions, where a customer's contractual terms include a provision for customer acceptance, revenues are recognized either when such acceptance has been obtained or the acceptance provision has lapsed.

          p.   Warranty costs:

               The Company offers a 12 to 36 months warranty period for all of its products. The specific terms and conditions of a warranty vary depending upon the product sold and customer it is sold to. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units, historical rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

               Changes in the Company's warranty allowance during the period are as follows:

                                                                                    Year ended December 31,
                                                                                -------------------------------
                                                                                     2002             2003
                                                                                --------------   --------------

          Balance at the beginning of the year                                   $     2,640      $      1,202
          Warranties issued during the year                                            1,057             4,529
          Settlements made during the year                                            (1,510)           (1,213)
          Changes in liability for pre-existing warranties during the year,
            including expirations                                                       (985)             (448)
                                                                                --------------   --------------

          Balance at the end of the year                                         $     1,202      $      4,070
                                                                                ==============   ==============

          q.   Research and development:

               Research and development costs, net of grants received, are charged to the statement of operations as incurred.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          r.   Grants and participations:

               Royalty and non-royalty bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Total royalties accrued or paid amounted to $ 2,425, $ 0 and $ 1,167 in 2001, 2002 and 2003, respectively.

          s.   Severance pay:

               The liability for severance pay for the Israeli companies is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of these policies is recorded as an asset in the Israeli companies' balance sheets. Severance pay expenses for the years ended December 31, 2001, 2002 and 2003, were $ 4,787, $ 2,787 and $ 2,410, respectively.

          t.   Advertising expenses:

               Advertising expenses are carried to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,138, $ 351 and $ 250, respectively.

          u.   Basic and diluted net loss per share:

               Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share." ("SFAS No. 128").

               All outstanding stock options and warrants have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share was 12,473, 14,730 and 15,548 for the years ended December 31, 2001, 2002 and 2003, respectively.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          v.   Concentration of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, long-term bank deposits, marketable debt securities, trade receivables and long-term receivables.

               The majority of the Company's cash and cash equivalents, short-term bank deposits and long-term bank deposits are invested in U.S. dollar deposits with major U.S., European and Israeli banks. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

               The Company's marketable securities include investments in debentures of U.S. corporations. Management believes that those corporations are financially sound, the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable securities.

               The trade receivables and the long-term receivables of the Company and its subsidiaries are derived from sales to customers located primarily in North America and Latin America, the Far East and Europe. The Company and its subsidiaries generally do not require collateral; however, under certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Company is covered by foreign trade risk insurance. The Company and its subsidiaries perform ongoing credit evaluations of their customers and, to date, have not experienced material losses. An allowance for doubtful accounts is determined with respect to specific receivables whose collection may be doubtful.

               The allowance for doubtful accounts expenses (income) for the years ended December 31, 2001, 2002 and 2003, was $ 200, $ 88 and $ (582), respectively.

               As for derivative financial instruments, see Note 12.

          w.   Fair value of financial instruments:

               The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

               The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values, due to the short-term maturities of these instruments.

               The fair value of marketable debt securities are based on quoted market prices and do not significantly differ from carrying amount (see Note 3).

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               The fair value of long-term bank deposits, long-term receivables, and long-term liabilities were estimated by discounting the future cash flows, using the rate currently available for deposits and for the long-term receivables and liabilities of similar terms and maturity. The carrying amount of the Company's long-term bank deposits, long-term receivables, and long-term liabilities approximate their fair value.

               The fair value of derivative instruments is estimated by obtaining current quotes from banks.

          x.   Derivative instruments:

               Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

               For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change (see also Note 12).

          y.   Impact of recently issued accounting standards:

               In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made
               (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

NOTE 3:-  MARKETABLE SECURITIES

          The following is a summary of held-to-maturity marketable securities:

                                                                             Gross           Gross         Estimated
                                                          Amortized        unrealized      unrealized      fair market
                                                             cost            gains          losses           value
                                                      ----------------  --------------- ---------------  --------------
          December 31, 2002:
            Corporate and bank debentures:
              Maturing within one year .......            $ 41,199         $    612         $     (7)        $ 41,804
              Maturing within one to two years              55,360              810              (14)          56,156
                                                          --------         --------         --------         --------

                                                          $ 96,559         $  1,422         $    (21)        $ 97,960
                                                          ========         ========         ========         ========
          December 31, 2003:
            Corporate and bank debentures:
              Maturing within one year .......            $ 27,060         $     79         $   (224)        $ 26,915
              Maturing within one to two years              53,510              138             (353)          53,295
                                                          --------         --------         --------         --------

                                                          $ 80,570         $    217         $   (577)        $ 80,210
                                                          ========         ========         ========         ========

          The Company sold held-to-maturity marketable securities during the years ended December 31, 2001, 2002 and 2003 amounting to $ 6,973, $ 9,478 and $ 1,137, respectively. The marketable securities were sold before their maturity, due to a deterioration in their credit rating. As a result of the sale, the Company recorded immaterial gains during 2001, 2002 and 2003.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 3:-  MARKETABLE SECURITIES (Cont.)

          As of December 31, 2003, the aggregate amount of gross unrealized losses, which have been in a continuous loss position for 12 months or longer was immaterial.

NOTE 4:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                          December 31,
                                                    ------------------------
                                                     2002              2003
                                                    -------          -------

          Government authorities                    $ 2,307          $ 1,552
          Prepaid expenses                            1,190            1,231
          Others                                      1,375            1,716
                                                    -------          -------

                                                    $ 4,872          $ 4,499
                                                    =======          =======

NOTE 5:-  NVENTORIES

          Raw materials and components              $10,320          $11,624
          Work in process                            10,121           10,623
          Finished products                           7,061           14,734
                                                    -------          -------

                                                    $27,502          $36,981
                                                    =======          =======

          See also Note 1e.

NOTE 6:-  ROPERTY AND EQUIPMENT, NET

          Cost:
           Office furniture and equipment           $ 1,566          $ 1,582
           Computers and manufacturing equipment     16,806           21,367
           Motor vehicles                                33               38
           Leasehold improvements                     2,182            2,552
                                                    -------          -------

                                                     20,587           25,539
                                                    -------          -------
          Accumulated depreciation:
           Office furniture and equipment               451              575
           Computers and manufacturing equipment      8,389           12,137
           Motor vehicles                                18               20
           Leasehold improvements                       613              868
                                                    -------          -------

                                                      9,471           13,600
                                                    -------          -------

          Depreciated cost                          $11,116          $11,939
                                                    =======          =======

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 7:-  OTHER INTANGIBLE ASSETS

          Intangible assets:

                                                          December 31,
                                                    -------------------------
                                                      2002             2003
                                                    --------         --------
          Cost:
            Current technology                      $ 16,800         $ 17,871
            Customer relations                            --              500
                                                    --------         --------

                                                      16,800           18,371
          Accumulated amortization:
            Current technology                         3,600            6,106
            Customer relations                            --              100
                                                    --------         --------

          Accumulated amortization                    (3,600)          (6,206)
                                                    --------         --------

          Amortized cost                            $ 13,200         $ 12,165
                                                    ========         ========

          Current technology amortization expenses amounted to $ 1,200, $ 2,400 and $ 2,507 for the years ended December 31, 2001, 2002 and 2003, respectively. The estimated amortization expenses for each of the succeeding years will be $ 2,542 for the first four years, $ 1,332 for the fifth year and additional $131 for the sixth and seventh years.

          Customer relations amortization expenses amounted to $ 100 for the year ended December 31, 2003. The estimated amortization expenses for each of the three succeeding years will be $ 133.

NOTE 8:-  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                          December 31,
                                                    -------------------------
                                                      2002             2003
                                                    --------         --------
          Employees and payroll accruals             $ 6,061         $ 8,831
          Accrued expenses                             3,355           6,649
          Royalties payable the OCS                    3,571           1,477
          Allowance for restructuring costs              616              --
          Provision for merger and acquisition
            related expenses                             707             839
          Warranty provision                           1,202           4,070
          Provision for agent commissions                717           2,740
          Others                                       1,366           1,604
                                                    --------         --------
                                                     $17,595         $26,210
                                                    ========         ========

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 9: -  RESTRUCTURING COSTS

          During 2001, the Company announced that it was implementing a cost reduction plan including the layoff of approximately 200 employees. The Company recorded a charge of $ 5,437. The cash and non-cash elements of the restructuring charge are $ 4,314 and $ 1,123, respectively.

          On November 5, 2002, the Company announced that it was implementing an additional plan intended to further reduce costs and increase efficiencies. As part of the cost reduction initiative, approximately 60 employees were laid off. The Company recorded restructuring charges of $ 1,102.

          The Company has accounted for the 2001 and 2002 restructuring plans in accordance with EITF 94-3, "Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and Staff Accounting Bulletin No. 100 "Restructuring and Impairment Charges ("SAB No. 100"), except for the 2001 write down of long-lived assets, which has been accounted for in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121").

          As of December 31, 2003, the major components of the 2001 and 2002 restructuring plans charges are as follows:

                                                                                                 Balance
                                                                        Utilized                  as of
                                                 Original     -----------------------------   December 31,
                                                 accruals         Cash          Non-cash          2003
                                                 --------         ----          --------      ------------
          Write-down of long lived assets         $1,123         $   --         $1,123         $     --
          Employees termination benefits           3,830          3,830             --               --
          Lease abandonment                        1,359          1,359             --               --
          Other                                      227            227             --               --
                                                 --------        ------         --------      ------------

                                                  $6,539         $5,416         $1,123         $     --
                                                 ========        ======         ========      ============

NOTE 10:- LONG-TERM DEBT

                                                                                  December 31,
                                                                                      2003
                                                                                  ------------
          Long-term loan (1)                                                        $6,996
          Less - current maturities                                                  1,748
                                                                                  ------------

                                                                                    $5,248
                                                                                  ============

          As of December 31, 2003, the aggregate annual maturities of the long-term loan are as follows:

          First year (current maturities)                                           $1,748
          Second year                                                               $1,749
          Third year                                                                $1,749
          Fourth year                                                               $1,750

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 10:- LONG-TERM DEBT (Cont.)

          1) During 2003, the Company entered into a long-term loan agreement with a bank designated for the settlement of a portion of its OCS royalties payment obligation (see also Note 11).

               The loan is linked to the U.S. dollar and is payable in four equal annual installments carrying variable interest of LIBOR + 0.33% per annum. The accrued interest as of December 31, 2003, amounted to $ 96.

NOTE 11:- OTHER LONG-TERM LIABILITIES

          Through December 2001, the Company participated in royalties bearing programs sponsored by the Israeli Government for the support of research and development activities. The Company had obtained grants from the Office of the Chief Scientist in Israel's Ministry of Industry and Trade ("the OCS") and was obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from the projects funded by the OCS. The obligation to pay royalties was contingent on actual sales of the products funded.

          In December 2001, the Company entered into an arrangement (hereinafter: "the Arrangement") with the OCS for early payment of all royalties arising from future sales with respect to previous research and development grants to the Company. Under the Arrangement, the Company settled its outstanding contingent royalty commitment, regardless of the actual level of future sales. As a result of this Arrangement, the Company recorded a one-time operating charge of $ 6,535 with respect to the payments, which the Company is obligated to make to the OCS.

          Under the Arrangement, the repayment to the OCS could be made over a period of five years from the date of settlement. The liability is linked to Israel's Consumer Price Index ("CPI") and bears annual interest of 4%. During 2003, the Company settled the amount due for $ 8,534 (see also Note 10).

          This Arrangement enables the Company to participate in new OCS programs under which it will be eligible to receive grants for research and development projects without any royalty repayment obligations excluding OCS programs grants resulting from InnoWave's former operations which were not included in the Arrangement .

NOTE 12:- DERIVATIVE FINANCIAL INSTRUMENTS

          a.   Cash Flow Hedging Strategy

               To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with put and call options (zero - cost collar). These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective.

               The Company recognized gains of $2,214 during the year ended December 31, 2003. All amounts have been included in salary expenses in the statement of operations.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 12:- DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

          b.   Fair Value Hedging Strategy

               The Company enters into forward exchange contracts to hedge a portion of its NIS trade payables denominated in foreign currency for a period of one to three months. The purpose of the Company's foreign currency hedging activities is to protect the Company from changes in the foreign exchange rate.

               The Company recognized gains of $360 during the year ended December 31, 2003 related to the forward exchange contracts.

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

          a. Premises occupied by the Company are leased under various lease agreements. The lease agreements for the premises in Israel and the U.S. will both expire in May 2006.

               The Company has leased various motor vehicles under operating lease agreements. These leases expire in fiscal year 2006.

               Future minimum rental payments under non-cancelable leases for the year ending December 31, 2003 are as follows:

                                Rental of            Lease of
                                premises          motor vehicles
                                ---------         --------------

               2004               $2,918             $2,029
               2005                2,003              1,357
               2006                  620                453
                                ---------         --------------

                                  $5,541             $3,839
                                =========         ==============

               Total rental expenses for the years ended December 31, 2001, 2002 and 2003, were $ 2,925, $ 3,594 and $ 3,991, respectively. Motor vehicle leasing expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,453, $ 2,041 and $ 2,219, respectively.

               b.   Litigations

                    1. A third party has made a demand to enforce an alleged agreement with the Company under which, the Company should be the lessee, for the lease of approximately 150,700 square feet. Under the alleged agreement the monthly lease and maintenance payments are approximately $ 300 and the lease is for a period of seven years. The Company and the third party are negotiating settlement and the management of the Company does not believe it would have a material effect on the Company's financial results.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)


                    2. The Company received a notice from a former customer claiming for reimbursement of approximately $3,000 from the Company. As this notice is yet in its preliminary stage, it is impractical to predict its outcome.

                         The management of the Company does not believe it will have a material effect on the Company's financial results.


              c. As of December 31, 2003 the Company obtained bank guarantees in the total amount of approximately $9,911, in favor of vendors, customers, lessors and Government authorities.

              d.     Royalties:

                     The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. During 2003, the Company had recorded royalty-bearing grants from the Office of the Chief Scientist of Israel's Ministry of Industry and Trade ("the OCS") aggregating to $1,087 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3%-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products, and in the absence of such sales, no payment is required.

                     During 2003, the Company has paid or accrued royalties to the OCS in the amount of $1,167. As of December 31, 2003, the aggregate contingent liability to the OCS amounted to $9,778.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL

          a. The Company listed its shares for trade on the Nasdaq National Market and on the Tel-Aviv Stock Exchange.

               As for issuance of shares related to Floware's merger, see also
               Note 1c.

          b.   Shareholders' rights:

               The Ordinary shares confer upon the holders rights to receive notice to participate and vote in general meetings of the Company, to receive dividends, if and when declared and to receive, upon liquidation, a pro rata share of any remaining assets.

          c.   Treasury stocks:

               Through December 31, 2002, the Company resolved to implement a share buy-back plan under which the total amount to be paid for the repurchased shares shall not exceed $ 9,000.

               As of December 31, 2003, the Company purchased 3,796,773 shares at a weighted average price per share of approximately $ 2.07 per share.

          d.   Exchange offer plan:

               During September 2002, the Company adopted a voluntary employee stock option exchange program, under which the employees were offered the right to cancel outstanding stock options carrying an exercise price above $ 4.6 in exchange for a future grant. The number of new options for each participant was calculated under the terms of the plan based on each participant's cancelled options exercise price. The future grant took place six months and one day from the cancellation date and ranged from 2% to 85% of the number of cancelled options.

               The new options, generally, vest over two and a half years of employment. The exercise price of the new options is based on the fair market value of the Company's Ordinary shares at the time of the grant thereof. The total number of options cancelled under the exchange program was 6,031,913.

          e.   Warrants:

               In connection with Floware's merger, the Company issued warrants to purchase 416,174 of its Ordinary shares exercisable through March 2005, at a weighted average exercise price of $ 5.42 per share, in exchange for then outstanding Floware warrants. (See also Note 1c).

               In connection with the acquisition of InnoWave, the Company issued to ECI Telecom Ltd. ("ECI") a warrant to purchase 200,000 Ordinary shares of the Company exerciseable over a period of five years at an exercise price of $ 3 per share.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

          f.   Share options:

               Since 1994, the Company has granted options to purchase Ordinary shares to key employees, directors and consultants as an incentive to attract and retain qualified personnel under several plans. Under the terms of these plans options generally vest ratably over a period of up to four years, commencing on the date of grant. The options generally expire no later than 10 years from the date of grant, and are non-transferable, except under the laws of succession. Each option may be exercised to purchase one Ordinary share for an exercise price that is generally equal to the fair market value of the underlying share on the date of grant. Options that are cancelled or forfeited before expiration become available for future grants.

               The Company has five stock option plans under which 20,588,178 Ordinary shares were reserved for issuance. As of December 31, 2003, 997,092 Ordinary shares of the Company are still available for future grants under the various option plans.

               A summary of the Company's stock option activity (except options to consultants) and related information is as follows:


                                                                     Year ended December 31,
                                      -------------------------------------------------------------------------------------
                                                  2001                         2002                        2003
                                      ---------------------------- ---------------------------- ---------------------------
                                                        Weighted                    Weighted                     Weighted
                                                        average                     average                      average
                                          Amount        exercise      Amount of     exercise     Amount of       exercise
                                        of options        price        options       price        options         price
                                      --------------  ------------ --------------  ------------ -------------  ------------
               Outstanding at the         9,367,507    $     6.92   16,017,081      $     5.88    8,074,838      $     3.18
                 beginning of the
                 year

               Granted                 *)11,017,692    $     5.43      489,300      $     1.77    8,019,296      $     3.51
               Exercised                 (1,886,746)   $     1.13     (361,934)     $     0.62   (2,607,138)     $     1.89
               Forfeited or
                 cancelled               (2,481,372)   $    11.39   (8,069,609)     $     8.58     (630,688)     $     7.08
                                      --------------               --------------               -------------

               Outstanding at the
                 end of the year         16,017,081    $     5.88    8,074,838      $     3.18   12,856,308      $     3.45
                                      ==============  ============ ==============  ============ =============  ============

               Options exercisable
                 at December 31,
                 2002                     5,957,460    $     4.88    5,286,793      $     3.03    5,815,793      $      2.9
                                      ==============  ============ ==============  ============ =============  ============

               *) Including 5,230,469 options granted to former Floware employees at the merger date (see Note 1c).

               In connection with the grant of certain share options to employees in 2001, 2002 and 2003, the Company recorded amortization of deferred stock compensation of $ 864, $ 580 and $ 511, respectively, for the aggregate differences between the respective exercise price of options at their dates of grant and the fair value of the Ordinary shares subject to such options. Unamortized deferred stock compensation is presented as a reduction in shareholders' equity and is amortized ratably over the vesting period of the related options.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- SHARE CAPITAL (Cont.)

               The options outstanding as of December 31, 2003, have been classified into range of exercise prices, as follows:

                                          Options         Weighted                      Options
                                        outstanding       average       Weighted      exercisable       Weighted
                                           as of         remaining       average         as of          average
                  Exercise price        December 31,    contractual     exercise      December 31,      exercise
                     (range)                2003        life (years)      price           2003           price
               ---------------------   ---------------  -------------   ----------   ---------------  -------------
                         $                                                  $                              $
               ---------------------                                    ----------                    -------------
                 0.0023 - 0.003             225,821        3.1824          0.00           225,821         0.00
                  0.56 - 0.639               69,595        2.7772          0.60            69,595         0.60
                  0.96 - 1.2692             658,656        4.5022          1.10           637,641         1.09
                   1.9 - 2.74             8,024,162        8.2071          2.17         2,728,038         2.14
                   2.992-3.52             1,664,442        3.1681          3.58         1,662,750         3.55
                  4.6023 - 6.39             767,411        7.9963          5.69           239,973         5.31
                 8.9297-13.2986           1,405,727        8.9927         10.95           220,201        11.86
                 13.5 - 16.9492              29,324        5.5422         14.01            22,956        13.95
                      35.04                  11,170        5.7220         35.04             8,818        35.04
                                       ---------------                               ---------------

                                         12,856,308                        3.45         5,815,793         2.9
                                       ===============                  ==========   ===============  =============

               Weighted average fair value of options whose exercise price is greater than, equal to or lower than the market price of the shares at date of grant are as follows:

                                                                            Weighted average fair value of
                                                                         options granted at an exercise price
                                                                 ----------------------------------------------------
                                                                      2001               2002              2003
                                                                 ---------------    --------------    ---------------

               Less than fair value at date of grant               $      3.31        $      -          $      0.16
                                                                 ===============    ==============    ===============

               Equal to fair value at date of grant                $      1.63        $      0.73       $      2.27
                                                                 ===============    ==============    ===============

               Exceeds the fair value at date of grant             $      2.13        $      -          $      -
                                                                 ===============    ==============    ===============


               During 2002 the Company issued 40,000 options to purchase Ordinary shares with an exercise price of par value to its former directors. Since the Company was committed to issue such shares during 2001, the Company recorded a $ 185 charge as merger expenses in 2001.

               During 2003, the Company issued 300,000 options to purchase Ordinary shares to one of its directors. As a result, the Company recorded deferred stock compensation amounting to $ 183.

               The director's grants terms are included in the aforementioned tables.

           i   Dividends:

               In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company's Board of Directors has determined that tax exempt income if any, will not be distributed as dividends.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME

          Income derived by Alvarion Ltd. is generally subject to the regular Israeli corporate tax rate of 36%. However, as detailed below, income derived in Israel from certain "Approved Enterprises" will enjoy certain tax benefits for a specific definitive period. The allocation of income derived from approved enterprises is dependent upon compliance of certain requirements with the Investment Law.

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               Alvarion Ltd. has been granted status as an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 1959 ("the investment law"). According to the provision of the law, Alvarion Ltd. has elected the "alternative benefits" track provisions of the investment law, pursuant to which Alvarion has waived its right to grants and instead receives a tax benefit on undistributed income derived from the "Approved Enterprise" program. The entitlement to tax benefits depends upon compliance with the investment law regulations. In 1995, Alvarion Ltd. was first granted the status of "Approved Enterprise" regarding the production facilities in Tel-Aviv. By reason of the tax benefits, the income derived from this "Approved Enterprise" will be tax exempt for a period of four years, and will be taxed at a reduced rate of 10% to 25% for six additional years (depending on the percentage of foreign investment in the Company). The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. In 1997, Alvarion Ltd.'s production facility in Nazareth was granted status as an "Approved Enterprise". Accordingly, Alvarion Ltd.'s income from that "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

               During February 2000, Alvarion Ltd. submitted an expansion request for its third "Approved Enterprise" regarding its production facilities in Nazareth and Carmiel. The income derived from this "Approved Enterprise" will be tax-exempt for a period of 10 years. The 10-year period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income. Alvarion Ltd.'s expansion request has been approved.

               The period of tax benefits is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The period of benefits for the first, second and third plans have not yet commenced, and will expire in 2008, 2010 and 2014, respectively.

               In connection with its merger with Floware, Alvarion Ltd. assumed the following Floware Ltd. "Approved Enterprise" agreement:

               Floware Ltd. was granted an "Approved Enterprise" status for its 1997 plan regarding the production facility in Or-Yehuda. After the merger, the operations were relocated to Alvarions's facilities in Tel-Aviv. The income derived from this "Approved Enterprise" will be tax-exempt for a period of two years and will enjoy a reduced tax rate thereafter of 10% - 25% for an additional period of five to eight years (depending on the percentage of foreign investment in the Company). The period of benefits will commence with the first year in which Alvarion Ltd. earns taxable income.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (Cont.)

               In order to maintain its eligibility for benefits following the merger with Floware, the Company must continue to meet specified conditions, however, Alvarion has yet to finalize the status of the tax benefits with the tax authorities following the merger of Floware.

               InnoWave was granted an "Approved Enterprise" status for its 1997 plan regarding the production facility in Omer. During 1999, InnoWave's request for an expansion was approved.

               During 2003, the Company had applied for the assignment of former InnoWave's "Approved Enterprise" status to Alvarion. As of December 31, 2003, such approval has not yet been obtained.

               Alvarion Ltd.'s entitlement to the above benefits is conditional upon its fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, any benefits which were previously granted may be canceled and Alvarion Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest.

               If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 15%-20% for an "Approved Enterprise". As of December 31, 2003, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

               Alvarion Ltd. has had no taxable income since inception.

          b. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

               Alvarion Ltd. is an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment. For tax purposes only, the Company may also be entitled to deduct over a three-year period expenses incurred in connection with a public share offering and to amortize know-how acquired from third parties.

          c. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

               Results for tax purposes are measured in real terms of earnings in NIS after certain adjustments for increases in the Consumer Price Index. As explained in Note 2b, the financial statements of Alvarion Ltd. are presented in U.S. dollars. The difference between the annual change in Israel's Consumer Price Index and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, Alvarion Ltd. has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (Cont.)

               Commencing with taxable year 2003, the Company has elected to measure its results for Israeli tax purposes on the basis of amounts nominated in US dollar. This election obligates the Company for three years.

          d.   Income (loss) before taxes on income:

                                                  Year ended December 31,
                                    ---------------------------------------------------
                                         2001              2002              2003
                                    ---------------   ---------------   ---------------
               Domestic               $    (98,276)     $    (20,696)     $    (11,798)
               Foreign                     (11,735)               15               (14)
                                    ---------------   ---------------   ---------------

                                      $   (110,011)     $    (20,681)     $    (11,812)
                                    ===============   ===============   ===============

          e.   Carryforward losses:

               As of December 31, 2003, Alvarion Ltd. had an available tax loss carryforward amounting to approximately $ 91,000, which may be carried forward, in order to offset taxable income in the future, for an indefinite period.

               In addition, the accumulated net tax operating loss carryforward, in a total amount of approximately $ 65,000, resulted from the merger with Floware and, at the effective time of the merger, may be carried forward to subsequent years and may be set off against the merged company's taxable income, commencing with the tax year immediately following the merger. This set off is limited to the lesser of:

               1. 20% of the aggregate net tax operating losses carryforward of the merged companies prior to the effective time of the merger; and

               2. 50% of the combined company's taxable income in the relevant tax year before the set off of losses from preceding years.

               These restrictions, with several modifications, also apply to the set off of capital losses of the merged companies against capital gains of the combined company.

               As of December 31, 2003, the state and the federal tax losses carryforward of the U.S. subsidiary amounted to approximately $ 6,522 and $ 15,072, respectively. Such losses are available to be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in 2008 and 2023, respectively.

               Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (Cont.)

          f.   Deferred taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                          December 31,
                                                                              ------------------------------------
                                                                                    2002                2003
                                                                              ----------------    ----------------
               Tax assets in respect of:
                 Allowance for doubtful accounts                                $         257       $         114
                 Severance pay and accrued vacation pay                                   333                 457
                 Other deductions for tax purposes                                      1,964               2,386
                 Net loss carryforward                                                 19,285              19,525
                                                                              ----------------    ----------------

               Total deferred tax assets before valuation allowance                    21,839              22,482
               Valuation allowance                                                    (21,839)            (22,482)
                                                                              ----------------    ----------------

               Net deferred tax assets                                          $           -       $           -
                                                                              ================    ================


               The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since the Company has a history of losses over the past three years. Management currently believes that it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized.

               The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits resulted from the Company's accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits and the effect of the "Approved Enterprise".

NOTE 16:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION

               a. The Company manages its business on a basis of one reportable segment (See Note 1a for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 16:- GEOGRAPHIC AND MAJOR CUSTOMERS INFORMATION (Cont.)

          b. The following presents total revenues for the years ended December 31, 2001, 2002 and 2003, and long-lived assets as of December 31, 2001, 2002 and 2003:

                                                      2001                      2002                       2003
                                            ------------------------- -------------------------  -------------------------
                                                             Long-                     Long-                     Long-
                                               Total         lived       Total         lived        Total        lived
                                              revenues      assets      revenues      assets       revenues      Assets
                                            ------------  ----------- ------------  -----------  ------------ ------------

                Israel                        $     656     $  62,293   $     655     $  59,976    $   1,294    $  60,892
                United States (including
                 Canada)                         32,010         1,212      28,434         1,040       31,710          834
                Europe (without Russia,
                 Sweden, Czech Republic,
                 and Germany)                    24,833           443      18,999           509       21,701          531
                Sweden                            5,046             -       1,530             -        2,362            -
                Czech Republic                    2,062             -       3,378             -        2,773            -
                Russia                            2,240             -       4,087             -        9,802            -
                Chile                             4,032             -       8,440             -        4,180            -
                Mexico                            1,411             -         873             -       18,655           38
                Japan                             8,110             -       6,754             6          217            -
                Africa                            3,604             -       4,437             -       13,223            -
                China                             3,456             -       2,843             -        5,086            -
                Asia (without China and
                 Japan)                           4,236            24       4,546             -        6,965           15
                Latin America (without
                 Mexico, Chile)                   6,934            21       3,634            25        8,093           25
                Australia                           338             -         239             -        1,147            -
                                            ------------  ----------- ------------  -----------  ------------ ------------

                                              $  98,968     $  63,993   $  88,849     $  61,556    $ 127,208    $  62,335
                                            ============  =========== ============  ===========  ============ ============

          c.   Major customers' data as percentage of total sales:

                                                                               Year ended December 31,
                                                                  --------------------------------------------------
                                                                       2001              2002              2003
                                                                  --------------    --------------    --------------

               Customer A                                                  0%                 0%           15.20%
                                                                  ==============    ==============    ==============

               Customer B (related party, see Note 17)                  3.16%             11.40%            8.50%
                                                                  ==============    ==============    ==============

               Customer C                                               5.54%             10.32%            3.68%
                                                                  ==============    ==============    ==============

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 17:- RELATED PARTY

          The Company generates revenues from the sales of its products to one of the Company's shareholder in the ordinary course of business. The balances with and the revenues derived from that related party were as follows:

          a.   Balances with that related party:

                                                                                        December 31,
                                                                              ---------------------------------
                                                                                   2002              2003
                                                                              ---------------   ---------------
               Trade receivables                                               $    3,039        $    2,985
                                                                              ===============   ===============

          b.   Revenues from that related party:

                                                                         Year ended December 31,
                                                           ---------------------------------------------------
                                                                2001               2002              2003
                                                           ---------------   ---------------   ---------------
                      Total revenues                        $    3,134        $    10,185       $    10,883
                                                           ===============   ===============   ===============

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development:

                                                                         Year ended December 31,
                                                           ---------------------------------------------------
                                                                2001               2002              2003
                                                           ---------------   ---------------   ---------------
                      Research and development costs        $     27,078      $    27,597       $    27,351
                      Less - grants                                5,982            3,520             3,846
                                                           ---------------   ---------------   ---------------

                                                            $     21,096      $    24,077       $    23,505
                                                           ===============   ===============   ===============

          b.   Amortization of deferred stock compensation:

               Cost of revenues                             $         51      $        72       $        60
               Research and development, net                         341              310               261
               Selling and marketing                                 167              114                96
               General and administrative                            167               84                94
                                                           ---------------   ---------------   ---------------

                                                            $   *)   726      $       580       $       511
                                                           ===============   ===============   ===============

               *) In addition, the merger expenses include $ 138 in amortization of deferred stock compensation expenses for the year ended December 31, 2001.

                                              ALVARION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 18:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

          c.   Financial income, net:

                                                                                Year ended December 31,
                                                                  ---------------------------------------------------
                                                                       2001              2002              2003
                                                                  ---------------   ---------------   ---------------
               Financial income:
                 Interest and others                                $      9,156           6,445        $      4,710
                 Gain on sale of held-to-maturity marketable
                  securities                                                  13              13                   -
                 Foreign currency translation differences                    332             455                  (8)
                                                                  ---------------   ---------------   ---------------

                                                                           9,501           6,913               4,702
                                                                  ---------------   ---------------   ---------------
               Financial expenses:
                 Interest and bank expenses                                 (541)           (326)               (575)
                 Loss on sale and impairment of held to
                   maturity marketable securities                           (420)              -                   -
                                                                  ---------------   ---------------   ---------------

                                                                            (961)           (326)               (575)
                                                                  ---------------   ---------------   ---------------

                                                                    $      8,540      $    6,587        $      4,127
                                                                  ===============   ===============   ===============

          d.   Other expenses:

               The investment in a privately-held U.S. company ("the Investee") was stated at the lower of cost or estimated fair value, since the Company owns less than 10% of the outstanding shares of the Investee, and therefore does not have the ability to exercise significant influence over the operating and financial policies of the Investee.

               During 2001, due to continuing losses and negative cash flows of the Investee, the Company wrote-off the entire investment in the amount of $ 3,500. The impairment loss was recorded in other expenses.

                              - - - - - - - - - - -

Corporate Directory*

Board of Directors
Anthony Maher -- Chairman of the Board of Directors
Dr. Meir Barel -- Vice Chairman of the Board of Directors
Dr. Orna Berry -- External Director
Robin Hacke -- External Director
Dr. Raphael Amit -- External Director
Benny Hanigal -- Director
Oded Eran -- Director
Amnon Yacoby -- Director
Zvi Slonimsky -- Director

Executive Management
Zvi Slonimsky -- Chief Executive Officer
Tzvi Friedman -- President and Chief Operating Officer
Amir Rosenzweig -- President, Alvarion, Inc.
Dafna Gruber -- Chief Financial Officer
Zvi Harnik -- Executive Vice President -- Research & Development
Benny Glazer -- Senior Vice President -- Corporate Sales

Independent Auditors
Kost Forer and Gabbay
Member firm of Ernst & Young Global
3 Aminadav Street
Tel Aviv, 67067, Israel

Investor Relations
Carmen Deville
Alvarion Ltd.
21A Habarzel Street
Tel Aviv, 60710, Israel
carmen.deville@alvarion.com

Transfer Agent
American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
info@amstock.com

Shares

The Company's shares are traded over the counter (National Market System) under the NASDAQ symbol ALVR. The Company's ordinary shares are also traded on the Tel Aviv Stock Exchange.
*As of March 28, 2004